THOMAS F. PRISBY, CHAIRMAN

CFS Bancorp, Inc.
707 Ridge Road, Munster, Indiana 46321-1678

                                    January 2, 2008

Mail Stop 4561

Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    CFS Bancorp, Inc. (“CFS”), Form 10-K for the year ended December 31, 2006
         (File Number 0-24611)

Dear Mr. Webb:

This letter is being supplied in response to your letter of December 18, 2007.  Our responses are set forth in bold below following your comments.

Item 11. Executive Committee

1.
Please confirm in a letter to us that in the future you will comply with Instruction 4 to Item 402(b) of Regulation S-K by disclosing the targets, or explain why such disclosure would result in your experiencing competitive harm.

In the future, CFS will comply with Instruction 4 to Item 402(b) of Regulation S-K by disclosing the targets.

Item 13. Certain Relationships and Related Transactions

2.	Please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K, or to make the other required disclosures.

As you discussed with Tim Sullivan of Hinshaw & Culbertson LLP on December 21, 2007, the representations included in the filing are correct.

CFS acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff are to be certain that the filing includes all information investors require for an informed decision.  Since CFS and its management are in possession of all facts relating to CFS’ disclosure, CFS also acknowledges they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Mark Webb
January 2, 2008

CFS further acknowledges that:

·	CFS is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	CFS may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CFS is also aware that the Division of Enforcement has access to all information CFS provides to the staff of the Division of Corporation Finance in connection with its review of CFS’ filing or in response to the Division’s comments on CFS’ filing.

Thank you very much for your assistance.

                                    Sincerely,

                                    CFS Bancorp, Inc.

                                    By:            Charles V. Cole
                                    Name:       /s/ Charles V. Cole
                                    Title:         Chief Financial Officer